

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Jeanna Steele
General Counsel and Corporate Secretary
Sunrun Inc.
225 Bush Street
Suite 1400
San Fransisco, CA 94104

      Re: Sunrun Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed February 17, 2022
          File No. 001-37511

Dear Ms. Steele:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Ian Nussbaum